555 California Street 12th Floor San Francisco, CA 94104	415.875.2300 Fenwick.com

Julia Forbess

jforbess@fenwick.com | 415.875.2420

February 6, 2023

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention:	Ibolya Ignat
Daniel Gordon
Daniel Crawford
Tim Buchmiller

Re:	Graybug Vision, Inc.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed January 31, 2023
File No. 001-39538

Ladies and Gentlemen:

On behalf of Graybug Vision, Inc. (the “Company”), we are concurrently transmitting herewith the Company’s Third Revised Preliminary Proxy Statement on Schedule 14A (the “Third Revised Preliminary Proxy Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated February 3, 2023 (the “Letter”) regarding the Company’s Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A as confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on January 31, 2023. The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the PRER14A.

U.S. Securities and Exchange Commission

Attention: Ibolya Ignat, Daniel Gordon, Daniel Crawford, Tim Buchmiller

February 6, 2023

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed January 31, 2023

Graybug’s Reasons for the Merger Recommendations of the Graybug Board, page 104

1.

We note your response to comment 1. Please revise to disclose how the board, in recommending the business combination, considered the fact that the selected public companies analysis and selected IPOs analysis did not take into consideration the number of product candidates each company was developing, the stage of clinical development of each product candidate for each indication, and the potential addressable market including the expected dosing period of Auxora.

In response to the Staff’s comment, the Company has revised its disclosure on page 105 of the Third Revised Preliminary Proxy Statement.

Graybug Management Liquidation Analysis, page 122

2.

We note your response to comment 3 and reissue in part. Given that Piper Sandler assumed a 25% chance of success and that FDA approval is a yes or no decision, it appears Piper Sandler applied a probability of success adjustment that indicated it was more probable that Auxora would not be approved by the FDA and that it was more probable to not generate any revenues. Please revise to disclose how the board took this into consideration in recommending the business combination.

In response to the Staff’s comment, the Company has revised its disclosure on page 121 of the Third Revised Preliminary Proxy Statement.

* * * * * * *

U.S. Securities and Exchange Commission

Attention: Ibolya Ignat, Daniel Gordon, Daniel Crawford, Tim Buchmiller

February 6, 2023

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2420, or, in her absence, Rob Freedman at (206) 389-4524.

Sincerely,

/s/ Julia Forbess
Julia Forbess FENWICK & WEST LLP

Cc	Frederic Guerard, Pharm.D., Chief Executive Officer
Robert S. Breuil, Chief Financial Officer
Graybug Vision, Inc.

Effie Toshav, Esq.
Rob Freedman, Esq.
Fenwick & West LLP

A. Rachel Leheny, Ph.D., Chief Executive Officer
CalciMedica, Inc.

Carlos Ramirez, Esq.
Cooley LLP

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